

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C. R. DAVIS & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 CLOCKTOWER DRIVE, SUITE A
(No. and Street)

SPRINGFIELD, ILLINOIS 62704
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. GIBBS 217 793 0733
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP
(Name — *if individual, state last, first, middle name*)

600 EAST ADAMS STREET SPRINGFIELD ILLINOIS 62701
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2002

OATH OR AFFIRMATION

I, JEFFREY R. GIBBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. DAVIS & COMPANY, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



OFFICIAL SEAL
SUSAN N. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-29-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2001 and 2000

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C. R. Davis & Company (an Illinois corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. R. Davis & Company, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 11, 2002

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2001	2000
ASSETS		
Cash	$ 178,605	$ 175,075
Cash segregated for exclusive benefit of customers	100	100
Receivable from brokers and dealers	1,056	2,744
Securities owned-marketable, at market value	18,789	20,584
Prepaid income tax (note B)	1,327	-
Other assets	2,215	1,509
Equipment, net of accumulated depreciation of $ 11,519 and $ 9,812 at 2001 and 2000, respectively	4,529	6,076
	$ 206,621	$ 206,088
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 1,815	$ 9,133
Accrued payroll taxes	2,151	6,818
Income taxes payable (note B)	-	4,116
Commissions payable	18,113	12,891
	22,079	32,958
Deferred tax liability (note B)	406	1,179
Stockholders' equity		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2001 and 51 shares in 2000	5,100	5,100
Additional contributed capital	56,991	56,991
Retained earnings	122,045	109,860
	184,136	171,951
	$ 206,621	$ 206,088

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2001	2000
Revenues		
Commissions	$ 289,121	$ 339,768
Investment income	5,681	8,897
Net dealer inventory and investment loss	(2,200)	(3,010)
	292,602	345,655
Expenses		
Advertising	3,065	3,186
Depreciation	1,707	2,265
Dues and assessments	1,702	1,140
Entertainment	654	765
Financial and news service	7,109	6,479
Insurance	15,982	11,804
Miscellaneous	3,473	4,729
Office supplies	2,070	4,826
Postage and printing	4,324	4,073
Professional fees	4,055	3,875
Rent	14,400	14,400
Salaries and commissions		
Stockholders	116,006	129,353
Others	58,673	76,007
Service fees	24,367	25,608
Taxes	12,624	13,753
Telephone	3,691	3,753
Utilities	2,005	1,683
	275,907	307,699
Income before income taxes	16,695	37,956
Income taxes (note B)	3,490	7,977
NET INCOME	$ 13,205	$ 29,979

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 1999	$ 5,100	$ 56,991	$ 80,901	$ 142,992
Dividends paid	-	-	(1,020)	(1,020)
Net income for the year	-	-	29,979	29,979
Balance at December 31, 2000	5,100	56,991	109,860	171,951
Dividends paid	-	-	(1,020)	(1,020)
Net income for the year	-	-	13,205	13,205
Balance at December 31, 2001	$ 5,100	$ 56,991	$ 122,045	$ 184,136

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2001	2000
Increase (decrease) in cash		
Cash flows from operating activities		
Net income	$ 13,205	$ 29,979
Adjustments to reconcile net income to net cash provided by operating activities		
Investment inventory loss	2,200	1,340
Depreciation	1,707	2,265
Change in assets and liabilities		
Decrease in receivable from brokers and dealers	1,688	4,347
(Increase) decrease in prepaid income taxes	(1,327)	1,260
(Increase) decrease in other assets	(706)	2,661
Increase (decrease) in accounts payable	(7,318)	2,637
Increase (decrease) in accrued payroll taxes	(4,667)	163
Increase (decrease) in income taxes payable	(4,116)	4,116
Increase (decrease) in commissions payable	5,222	(3,007)
Decrease in deferred income taxes	(773)	(660)
Net cash provided by operating activities	5,115	45,101
Cash flows from investing activities		
Purchase of securities owned-marketable	(405)	(7,479)
Sale of securities owned-marketable	-	7,973
Capital expenditures, net of dispositions	(160)	(3,004)
Net cash used in investing activities	(565)	(2,510)
Cash flows from financing activities		
Dividends paid	(1,020)	(1,020)
Net cash used in financing activities	(1,020)	(1,020)
Net increase in cash	3,530	41,571
Cash at beginning of year	175,175	133,604
Cash at end of year	$ 178,705	$ 175,175
Cash paid during the year for income taxes	$ 9,706	$ 3,261

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the settlement date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2001 and 2000. Accordingly, the financial statements reflect an unrealized loss of $ (2,200) and $ (2,234) for the years ended December 31, 2001 and 2000, respectively, and an accumulated unrealized loss of ($ 2,607) and $ (407) at December 31, 2001 and 2000, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Income Taxes

The Company provides for deferred income taxes from unrealized losses on securities and from the use of the accelerated methods of depreciation for income tax purposes.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2001	2000
Current provision		
Federal	$ 2,864	$ 5,749
State	1,399	2,888
	4,263	8,637
Deferred provision	(773)	(660)
	$ 3,490	$ 7,977

Deferred tax liabilities at December 31, 2001 and 2000, consist of the following:

	2001	2000
Deferred taxes		
Depreciation of equipment	$ 956	$ 1,265
Unrealized gains (losses) on securities	(550)	(86)
	$ 406	$ 1,179

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2001 and 2000. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, respectively, the Company had net capital of $ 170,719 and $ 158,845 which was $ 120,719 and $ 108,845 in excess of its required net capital of $ 50,000 for 2001 and 2000. The Company's net capital ratio was .13 to 1 and . 21 to 1 at December 31, 2001 and 2000, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2001 and 2000.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of C. R. Davis & Company as of and for the years ended December 31, 2001 and 2000, which are presented in the preceding section of this report. The supplementary information presented on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 11, 2002

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital

As of December 31, 2001

Firm Name: C. R. Davis & Company | Firm ID: 001593

1.	Total ownership equity (o/e)		$ 184,136
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		184,136
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		184,136
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 8,071	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	
7.	Other additions and/or allowable credits		8,071
8.	Net capital before haircuts		176,065
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	5,346	
	D. Undue concentration	-	
	E. Other	-	5,346
10.	Net Capital		$ 170,719

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Basic Net Capital Requirement

As of December 31, 2001

Firm Name: C. R. Davis & Company | Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 1,472
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		120,719
15.	Excess net capital at 1000% (net capital - 10% of AI)		168,511

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 22,079
17.	Add:		
	A. Drafts for immediate credit	-	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 22,079
20.	Ratio of AI/NC		.13

SCHEDULE II

C. R. Davis & Company

RECONCILIATION OF COMPUTATION OF NET CAPITAL

December 31, 2001

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2002	Difference
Stockholders' equity	$ 184,136	$ 184,136	$ -
Nonallowable assets			
Prepaid income tax	1,327	1,327	-
Prepaid expense	2,215	2,215	-
Fixed assets	4,529	4,529	-
Haircuts on securities	5,346	5,346	-
	13,417	13,417	-
NET CAPITAL	$ 170,719	$ 170,719	$ -

SCHEDULE III

C. R. Davis & Company

CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2001

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORTABLE CONDITIONS LETTER

December 31, 2001

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

Board of Directors
C. R. Davis & Company

In planning and performing our audit of the financial statements of C. R. Davis & Company for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is exempt from compliance with rule 15c3-3 and no facts came to our attention that such conditions for exemption had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements for the year ended December 31, 2001, and this report does not affect our report on these financial statements dated February 11, 2002.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers and should be used for any other purpose.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 11, 2002